Exhibit 99.2

EPWK HOLDINGS LTD.

PROXY CARD FOR THE EXTRAORDINARY GENERAL MEETING

TO BE HELD ON May 15, 2026 at 10:00 A.M. BEIJING TIME

The undersigned, being a shareholder of EPWK Holdings Ltd., a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of the Shareholders of the Company (the “EGM”) and the Proxy Statement, each dated April 22, 2026, and hereby appoints __________________ of ___________________ or, if no person is otherwise specified, the chairman of the EGM, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the EGM to be held on May 15, 2026 at 10 a.m., Beijing Time, at Building #2, District A, No. 359 Chengyi Rd., the third phase of Xiamen Software Park, Xiamen City, Fujian Province, the People’s Republic of China, and to vote all the shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth herein as specified by the undersigned on the reverse. Capitalized terms not otherwise defined here shall have the meanings given to them in the Company’s current fourth amended and restated memorandum and articles of association.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no such direction is made and the chairman of the EGM is appointed as proxy, this proxy will be voted in accordance with the Board of Director’s recommendations.

1.	RESOLVED as an ordinary resolution, that the authorised share capital of the Company be increased from US$1,000,000 divided into 225,000,000 Class A ordinary shares with par value of US$0.004 per share and 25,000,000 Class B ordinary shares with par value of US$0.004 per share to US$40,000,000 divided into 9,000,000,000 Class A ordinary shares with par value of US$0.004 per share and 1,000,000,000 Class B ordinary shares with par value of US$0.004 per share (the Share Capital Increase).

___ FOR ___ AGAINST ___ ABSTAIN

2.	RESOLVED as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached to the proxy notice, in substitution for, and to the exclusion of, the Company's existing memorandum and articles of association, to reflect the Share Capital Increase.

___ FOR ___ AGAINST ___ ABSTAIN

3.	RESOLVED as a special resolution, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the Companies Act) relating to share capital reductions being complied with, that (together, the Share Capital Reduction and Reorganisation):

Share Capital Reduction

(a)	the par value of each issued and outstanding Class A ordinary share of par value US$0.004 each and Class B ordinary shares of par value US$0.004 each in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.0039 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of par value US$0.004 each and Class B ordinary shares of par value US$0.004 each (the Capital Reduction);

(b)	following the Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0001;

(c)	the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company's memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

(d)	immediately following the Capital Reduction:

(i)	each authorised but unissued Class A ordinary shares of par value US$0.004 be subdivided into 40 Class A ordinary shares of par value US$0.0001 each; and

(ii)	each authorised but unissued Class B ordinary shares of par value US$0.004 be subdivided into 40 Class B ordinary shares of par value US$0.0001 each (the Subdivision);

Share Capital Cancellation

(e)	immediately following the Subdivision, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.0001 and unissued Class B ordinary shares of par value US$0.0001 that will result in the Company having authorised share capital of US$1,000,000 divided into 9,000,000,000 Class A ordinary shares with par value of US$0.0001 per share and 1,000,000,000 Class B ordinary shares with par value of US$0.0001 per share (the Cancellation); and

Authorised Share Capital Confirmation

(f)	immediately following the Capital Reduction, the Subdivision and Cancellation, the authorised share capital of the Company shall be US$1,000,000 divided into 9,000,000,000 Class A ordinary shares with par value of US$0.0001 per share and 1,000,000,000 Class B ordinary shares with par value of US$0.0001 per share.

___ FOR ___ AGAINST ___ ABSTAIN

4.	RESOLVED as a special resolution, that subject to and immediately following the Share Capital Reduction and Reorganisation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company's existing memorandum of association, to reflect the Share Capital Reduction and Reorganisation.

___ FOR ___ AGAINST ___ ABSTAIN

5.	RESOLVED as an ordinary resolution that:

(a)	conditional upon the approval of the board of directors of the Company (the Board) in its sole discretion, with effect as of the date the Board may determine (the Effective Date) and subject to such Effective Date being within two years of the date of this ordinary resolution:

(i)	the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 200 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);

(ii)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

___ FOR ___ AGAINST ___ ABSTAIN

6.	RESOLVED as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company's existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

___ FOR ___ AGAINST ___ ABSTAIN

7.	RESOLVED as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

___ FOR ___ AGAINST ___ ABSTAIN

The proxy holders may also conduct such other business as may properly come before the meeting or any adjournment thereof.

Please date this Proxy Card and sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

__________________________________________

Signature of Joint Shareholder

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Dated: